UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Alcentra Capital Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01374T102
(CUSIP Number)

The Bank of New York Mellon Corporation One Wall Street New York, New York 10286
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 15, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T102	SCHEDULE 13D	Page 1 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NEW YORK MELLON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,291,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,298,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,298,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 01374T102	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY MELLON, NATIONAL ASSOCIATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,360,803
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,368,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON BK

CUSIP No. 01374T102	Page 3 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BNY ALCENTRA GROUP HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,930,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,930,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,930,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 01374T102	Page 4 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALCENTRA INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,475,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,475,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON CO; IA

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed to update information set forth in the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2015 (the “Schedule 13D”), filed to report the beneficial ownership of shares of common stock, par value $0.001 per share of Alcentra Capital Corporation, a Maryland corporation (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Explanatory Note: the date of the event which requires the filing of this Amendment No. 1 is April 15, 2015; however, information contained in this Amendment No. 1 reflects the Reporting Persons’ beneficial ownership as of April 28, 2015.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following:

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.5 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On April 6, 2015, Alcentra Investments Limited received 24,621 shares of the Issuer’s common stock, through participation in a dividend reinvestment plan (“DRIP”) of the Issuer, at a purchase price of approximately $13.976044 per share. Other than the reinvestment of such dividend, no consideration was paid by Alcentra Investments Limited to acquire such shares.

As of April 28, 2015, Alcentra NY, LLC had purchased 37,860 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $524,635.41 and Alcentra Ltd. has purchased 141,505 shares of the Issuer’s common stock on the market for an aggregate purchase price of $1,960,869.87. Alcentra Ltd. is indirectly wholly owned by The Bank of New York Mellon Corporation.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 23, 2015,  in connection with a long-term incentive compensation plan maintained by Alcentra NY, LLC and Alcentra Ltd. for its employees, Alcentra NY, LLC and Alcentra Ltd. entered into a purchase plan to purchase the Issuer’s shares of common stock on the open market in compliance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 (the “March 2015 Purchase Program”). In accordance with the March 2015 Purchase Program, as of April 28, 2015 Alcentra NY, LLC had acquired 37,860 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $524,635.41 and Alcentra Ltd. had acquired 141,505 shares of the Issuer’s common stock on the open market for an aggregate purchase price of $1,960,869.87.

Alcentra Investments Limited is enrolled in the DRIP and currently elects to reinvest the dividends it receives in respect of a portion of the Issuer’s common stock owned by it in additional shares of the Issuer’s common stock.

Except with respect to additional purchases pursuant to the March 2015 Purchase Program and the DRIP, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentages set forth below and on pages 1 through 4 above were calculated based on 13,516,766 shares of the Issuer’s common stock outstanding as of March 17, 2015, as disclosed in the Issuer’s amended annual report on Form 10-K/A filed with the SEC on March 18, 2015.

(a)(i) The Bank of New York Mellon Corporation may be deemed to beneficially own 3,298,300, or 24.4%, of the Issuer’s outstanding shares of common stock; (ii) BNY Mellon, National Association may be deemed to beneficially own 1,368,058, or 10.1%, of the Issuer’s outstanding shares of common stock; (iii) BNY Alcentra Group Holdings, Inc. may be deemed to beneficially own 1,930,242, or 14.3%, of the Issuer’s outstanding shares of common stock; and (iv) Alcentra Investments Limited may be deemed to beneficially own 1,475,620, or 10.9%, of the Issuer’s outstanding shares of common stock.

(b)(i) The Bank of New York Mellon Corporation shares voting power with respect to 3,291,045 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Alcentra Investments Limited, BNY Mellon Global Credit Alternatives Fund and BNY Mellon National Association and shares dispositive power with respect to 3,298,300 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Alcentra Investments Limited, BNY Mellon Global Credit Alternatives Fund and BNY Mellon National Association.

(ii) BNY Mellon, National Association shares voting power with respect to 1,360,803 shares of the Issuer’s shares of common stock held by clients of its wealth management branch and dispositive power with respect to 1,368,058 shares of the Issuer’s shares of common stock held by clients of its wealth management branch.

(iii) BNY Alcentra Group Holdings, Inc. shares voting and dispositive power with respect to 1,930,242 of the Issuer’s shares of common stock held by Alcentra NY, LLC, Alcentra Ltd., Alcentra Investments Limited and BNY Mellon Global Credit Alternatives Fund.

(iv) Alcentra Investments Limited shares voting and dispositive power with respect to 1,475,620 of the Issuer’s shares of common stock.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c) Since March 12, 2015, the date on which the Schedule 13D was filed with the SEC, Alcentra NY, LLC has purchased a total of 37,860 of the Issuer’s shares of common stock which are reported as beneficially owned by The Bank of New York Mellon Corporation and BNY Alcentra Group Holdings, Inc. and Alcentra Ltd. has purchased a total of 141,505 of the Issuer’s shares of common stock which are reported as beneficially owned by The Bank of New York Mellon Corporation and BNY Alcentra Group Holdings, Inc. Please see the chart below detailing the date, price and number of shares purchased in connection with each acquisition made since the Schedule 13D. Alcentra NY, LLC and Alcentra Ltd. made all such acquisitions in the open market.

	Settlement	Alcentra NY,		Total
Trade Date	Date	LLC	Alcentra Ltd.	Shares	Price	Amount
3/23/2015	3/26/2015	1,733	6,480	8,213	14.2470	$117,010.61
3/24/2015	3/27/2015	1,733	6,480	8,213	14.0047	$115,020.60
3/25/2015	3/30/2015	1,733	6,480	8,213	13.8800	$113,996.44
3/26/2015	3/31/2015	1,733	6,480	8,213	13.8000	$113,339.40
3/27/2015	4/1/2015	1,733	6,480	8,213	13.3000	$109,232.90
3/30/2015	4/2/2015	740	2,765	3,505	13.4800	$47,247.40
3/31/2015	4/3/2015	1,985	7,420	9,405	13.7430	$129,252.92
4/1/2015	4/7/2015	845	3,156	4,001	13.3600	$53,453.36
4/2/2015	4/8/2015	844	3,156	4,000	13.5500	$54,200.00
4/6/2015	4/9/2015	2,182	8,156	10,338	13.5300	$139,873.14
4/7/2015	4/10/2015	1,182	4,418	5,600	13.6594	$76,492.64
4/8/2015	4/13/2015	2,182	8,156	10,338	14.0910	$145,672.76
4/9/2015	4/14/2015	2,182	8,156	10,338	14.0875	$145,636.58
4/10/2015	4/15/2015	1,615	6,035	7,650	14.1910	$108,561.15
4/13/2015	4/16/2015	2,618	9,782	12,400	14.1261	$175,163.64
4/14/2015	4/17/2015	950	3,550	4,500	13.9585	$62,813.25
4/15/2015	4/18/2015	929	3,471	4,400	13.7563	$60,527.72
4/16/2015	4/21/2015	780	2,914	3,694	13.7984	$50,971.29
4/17/2015	4/22/2015	1,752	6,548	8,300	13.9345	$115,656.35
4/20/2015	4/23/2015	1,056	3,944	5,000	13.9598	$69,799.00
4/21/2015	4/24/2015	882	3,293	4,175	13.8503	$57,825.00
4/22/2015	4/27/2015	1,675	6,259	7,934	13.7849	$109,369.40
4/23/2015	4/28/2015	839	3,135	3,974	13.8183	$54,913.92
4/24/2015	4/29/2015	1,456	5,443	6,899	13.8606	$95,624.28
4/27/2015	4/30/2015	1,340	5,009	6,349	13.8173	$87,726.04
4/28/2015	5/1/2015	1,161	4,339	5,500	13.8410	$76,125.50
Total:		37,860	141,505	179,365	13.8572	$2,485,505.28

On April 6, 2015, Alcentra Investments Limited received 24,621 shares of the Issuer’s common stock, through participation in the DRIP, at a purchase price of approximately $13.976044 per share.

In addition to the transactions listed above, since March 12, 2015, certain clients of the wealth management branch of BNY Mellon, National Association have engaged in transactions whereby the shares previously held in a wealth management account were transferred, sold, or otherwise disposed of by certain wealth management clients.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respects to Securities of the Issuer

The information contained in Items 4 and 5 are incorporated herein by reference. Other than as described elsewhere in this Statement, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s shares of common stock which are required to be described hereunder.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Form of Asset Purchase Agreement by and between the Issuer and BNY Mellon-Alcentra Mezzanine III, L.P. and Alcentra NY, LLC (incorporated by reference to Exhibit (k)(4) to pre-effective amendment no. 4 to the Issuer’s Registration Statement on Form N-2 (File No. 333-194521) filed on May 8, 2014).

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.3	Power of Attorney for the Bank of New York Mellon Corporation and BNY Mellon, National Association (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 12, 2015)

Exhibit 99.4	Designation of Power of Attorney for the Bank of New York Mellon Corporation

Exhibit 99.5	Directors and Executive Officers of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2015

THE BANK OF NEW YORK MELLON CORPORATION

By:	/s/ Ivan Arias
Name: Ivan Arias
Title: Attorney-In-Fact for
The Bank of New York Mellon Corporation

BNY MELLON, NATIONAL ASSOCIATION

By:	/s/ Ivan Arias
Name: Ivan Arias
Title: Attorney-In-Fact for
BNY Mellon, National Association

BNY ALCENTRA GROUP HOLDINGS, INC.

By:	/s/ David Forbes-Nixon
Name: David Forbes-Nixon
Title: President

ALCENTRA INVESTMENTS LIMITED

By:	/s/ David Forbes-Nixon
Name: David Forbes-Nixon
Title: Vice President